SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 21 July 2006

National Grid plc
(Translation of registrant’s name into English)
1-3 Strand, London
WC2N 5EH, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☑ Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

National Grid plc
     National Grid plc is voluntarily furnishing this Form 6-K for the purpose of incorporating by reference the exhibits included herein into its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 28, 2006 (File No. 333-135407).
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Grid plc
Date: July 21, 2006	By:	/s/ David C. Forward
		Name:	David C. Forward
		Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
1.1	Form of Underwriting Agreement, among National Grid plc, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein (which incorporates the Standard Provisions as set out in Exhibit 1.1 of the Registration on Form F-3 filed with the Securities and Exchange Commission on June 28, 2006 (File No. 333-135407)).

4.1	Form of First Supplemental Indenture for the 6.30% Notes Due 2016 between National Grid plc, as Issuer, and The Bank of New York, as Trustee and Paying Agent.

4.2	Form of Security Certificate representing the 6.30% Notes Due 2016 (included in Exhibit 4.1).

2